    Exhibit 99.2
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
May 13, 2026
Manulife declares common share dividend
Toronto - Manulife’s Board of Directors today announced a quarterly common shareholders’ dividend of
$0.485 per share on the common shares of Manulife, payable on and after June 19, 2026, to shareholders of record at the close of business on May 29, 2026.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S.
Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in
Toronto, Canada.  Anchored in our ambition to be the number one choice for customers, we operate as
Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth &
Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than
37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and
Philippine stock exchanges, and under ‘945’ in Hong Kong stock exchange. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.
Media ContactInvestor Relations
Fiona McLeanDerek Theobalds
ManulifeManulife
437-441-7491416-254-1774
fiona_mclean@manulife.com derek_theobalds@manulife.com